SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 4)*

                  LASER POWER CORPORATION
                     (Name of Issuer)

           Common Stock, par value $.001 per share
              (Title of Class of Securities)

                       51806K 10 4
                      (CUSIP Number)

                       Ronald Basso
        Buchanan Ingersoll Professional Corporation
               One Oxford Centre, 20th Floor
                     301 Grant Street
                   Pittsburgh, PA 15219
                       412-562-3943
       (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       June 12, 2000
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box      .
                                                    ---

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS:

   II-VI Incorporated
   I.R.S. IDENTIFICATION NO: 25-1214948

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)
                                                          ---
                                                      (b)
                                                          ---

3  SEC USE ONLY

4  SOURCE OF FUNDS

   BK

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS
   2(d) OR 2(e)
                                                          ---

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Pennsylvania


Number of Shares          7    SOLE VOTING POWER
Beneficially Owned by          1,252,100
Each Reporting Person     8    SHARED VOTING POWER
       With                    0
                          9    SOLE DISPOSITIVE POWER
                               1,252,100
                          10   SHARED DISPOSITIVE POWER
                               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,252,100 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
                                                          ---

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

This Amendment No. 4 to Schedule 13D (the "Amendment") amends the
Schedule 13D originally filed on September 29, 1999, and later amended on October 7, 1999, February 3, 2000 and June 5, 2000 by II-VI Incorporated, a Pennsylvania corporation, with respect to its ownership of the common stock, par value $.001 per share, of Laser Power Corporation, a Delaware corporation. This Amendment No. 4 is being filed to amend Items 4 and 7 of the Schedule
13D; however, Items 1 through 6 are restated in their entirety for convenience.

Item 1.  Interest In Securities Of The Issuer

This statement relates to the common stock, par value $.001 per share (the "Laser Power Common Stock"), of Laser Power
Corporation, a Delaware corporation ("Laser Power"). The principal executive offices of Laser Power are located at 12777
High Bluff Drive, San Diego, California 92130.

Item 2.  Identity And Background

This statement is being filed by II-VI Incorporated, a Pennsylvania corporation (the "Reporting Person"). The Reporting
Person's principal executive offices and principal business are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania
16056.

The Reporting Person designs, manufactures and markets optics and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Reporting Person's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. These lasers are used for industrial processing throughout the world. The Reporting Person manufactures near-infrared and visible-light products for industrial, scientific and medical applications and solid-state (such as YAG and YLF) lasers. The Reporting Person manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry. The majority of the Reporting Person's revenues are attributable to the sale of optical components for the industrial laser processing industry.

The name, business address and present principal occupation or employment of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source And Amount Of Funds Or Other Consideration

The Reporting Person purchased 1,250,000 shares of the Laser Power Common Stock on September 21, 1999 for an aggregate purchase price of $2,750,000. The Reporting Person borrowed 100% of these funds from PNC Bank, National Association, under an existing credit facility. This credit facility was attached as
Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

Item 4. Purpose Of Transaction

(a) through (i). The Reporting Person originally acquired 1,250,100 shares of Laser Power Common Stock to facilitate the acquisition of control of Laser Power by the Reporting Person by means of a negotiated merger, the election of a majority of Laser Power's Board of Directors, a tender offer, or otherwise. While the Reporting Person still desires to acquire control of Laser Power, it has abandoned its previous intention to replace the current Laser Power Board of Directors with its own nominees and did not solicit proxies for the Laser Power 2000 annual meeting of stockholders.

By way of a press release dated June 12, 2000, a copy of which letter is attached as Exhibit 7 and is incorporated herein by reference, the Reporting Person extended its proposal of June 5, 2000 to acquire Laser Power by means of a consensual exchange offer until 11:59 p.m. EDT on June 14, 2000. The Reporting Person also announced by way of this press release that it advised the Laser Power Board that its agreement with Laser Power would contain a provision to reimburse Laser Power $2.5 million in the event that a transaction with II-VI is not consummated under certain circumstances. If the proposed offer is accepted, the stockholders of Laser Power would receive cash and common stock of the Reporting Person in exchange for their Laser Power Common Stock and all outstanding shares of Laser Power Common Stock would be cancelled.

If this revised offer is rejected by the Laser Power Board of Directors or expires, the Reporting Person will evaluate whether to continue its efforts to acquire control of Laser Power. If the Reporting Person decides to continue its efforts to acquire control of Laser Power, it may acquire additional securities of Laser Power by tender offer, exchange offer or otherwise; provided that the Reporting Person may dispose of all or any of the shares of Laser Power Common Stock it owns at any time in the open market or in private transactions, in any case, in compliance with applicable securities laws. In any such acquisition of stock, the Reporting Person would likely seek to acquire control of Laser Power, which would likely result in changes to the directors and management of Laser Power and which could cause the outstanding Laser Power Common Stock to be delisted from Nasdaq.

Item 5.  Interest In Securities Of The Issuer

         (a) As of the date hereof, the Reporting Person beneficially owns 1,252,100 shares, or 12.9% of the issued and outstanding Laser Power Common Stock, based on 9,679,001 shares of Laser Power Common Stock outstanding, as reported in the Merger Agreement by and among Laser Power, Union Miniere USA Inc., and ACEC, Inc. attached as Exhibit 2 to Laser Power's Form 8-K filed on June 2, 2000.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,252,100 shares of Laser Power Common Stock.

         (c) On June 17, 1999, the Reporting Person purchased 100 shares of Laser Power Common Stock on the open market at a price of $0.75 per share. On January 7, 2000, the Reporting Person purchased an additional 2,000 shares of Laser Power Common Stock on the open market for $2.75 per share. Both of these transaction were effected through a broker-dealer.

Other than these transaction and the transaction described in
Item 3 above, which item is incorporated herein by reference, there have been no transactions with respect to Laser Power Common Stock within the last 60 days by the Reporting Person.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Laser Power except that Proxima Corporation ("Proxima"), which was the seller of the shares of Laser Power Common Stock purchased by the Reporting Person in the transaction described in
Item 3 hereof, was a party to a Registration Rights Agreement dated June 13, 1997 with Laser Power and Union Miniere, Inc. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference, Proxima had certain registration rights with respect to such shares. Pursuant to an Assignment and Assumption Agreement dated as of September 21, 1999, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference, Proxima assigned its rights with respect to such shares under the Registration Rights Agreement to the Reporting Person in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material To Be Filed As Exhibits

1.       Amended and Restated Letter Agreement, dated March 26,
         1999, by and between PNC Bank, National Association and
         II-VI Incorporated for Committed Line of Credit and
         Japanese Yen Term Loan.*

2.       Letter dated September 22, 1999 from Francis J. Kramer,
         President and Chief Operating Officer of II-VI
         Incorporated to Robert G. Klimasewski, Chairman of Laser
         Power Corporation.*


3.       Letter dated September 22, 1999 from Robert G.
         Klimasewski, Chairman of Laser Power Corporation, to
         Francis J. Kramer, President and Chief Operating Officer of II-VI Incorporated.*

4. Registration Rights Agreement dated as of June 13, 1997 by and among Laser Power Corporation, Proxima
         Corporation and Union Miniere Inc.*

5. Assignment and Assumption Agreement dated as of September 21, 1999 by and between Proxima Corporation and II-VI Incorporated.*

6.       Letter dated June 5, 2000, from Carl J., Johnson,
         Chairman and Chief Executive Officer of the Reporting
         Person, to Dick Sharman, Chairman of Laser Power.**

7. Press Release of II-VI Incorporated dated June 12, 2000 entitled "II-VI Incorporated Extends Deadline for Offer to Laser Power Corporation's Board; Offer of .052 Shares of II-VI Stock Plus $2.32 Cash for each Share of Laser Power Stock with Minimum Price of $4.05 per Share to Expire at 11:59 p.m. EDT on Wednesday, June 14, 2000".

--------------
        * Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 29, 1999 and incorporated herein by reference.

       ** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 5, 2000 and incorporated herein by reference.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2000                     /s/ James Martinelli
                                              James Martinelli
                                         Chief Financial Officer

                              ANNEX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                        II-VI INCORPORATED

The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of II-VI Incorporated. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

                   DIRECTORS OF II-VI INCORPORATED

Carl J. Johnson          Chairman and Chief Executive Officer
                         of II-VI Incorporated.

Francis J. Kramer        President and Chief Operating Officer
                         of II-VI Incorporated.

Thomas E. Mistler        President & Chief Executive Officer of
                         Engineered Arresting System - ESCO
                         His business address is: Engineered
                         Arresting System - ESCO, 2550 Market
                         Street, Aston, PA 19014.

Richard W. Bohlen        Retired; formerly Senior Vice President,
                         Operations, Rockwell International
                         Corporation.  His business address is:
                         3 East Arrowhead Circle, Santa Fe,
                         New Mexico 87501.

Duncan A.J. Morrison     President of ARRI Canada Ltd.
                         Mr. Morrison is a Canadian citizen.
                         His business address is: ARRI Canada
                         Ltd., 26 Irwin Avenue, Toronto, Ontario,
                         M4Y 1L2 Canada.

Peter W. Sognefest       President and Chief Executive Officer
                         of Xymox Technology, Inc.  His business
                         address is: Xymox Technologies, Inc.,
                         9099 West Dean Road, Milwaukee,
                         Wisconsin 53224.

            EXECUTIVE OFFICERS OF II-VI INCORPORATED
                 (WHO ARE NOT ALSO DIRECTORS)

Herman E. Reedy          Vice President and General Manager of
                         Quality and Engineering

James Martinelli         Treasurer and Chief Financial Officer


                                      Exhibit 7

                                      June 12, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


II-VI Incorporated Extends Deadline for Offer to Laser Power
Corporation's Board; Offer of .052 Shares of II-VI Stock Plus $2.32 Cash for each Share of Laser Power Stock with Minimum Price of $4.05 per Share to Expire at 11:59 p.m. EDT on Wednesday, June 14, 2000

Pittsburgh--June 12, 2000--II-VI Incorporated (NASDAQ NMS: IIVI) announced today that it has extended, until 11:59 p.m. on Wednesday, June 14, 2000, the expiration of its offer made to the Board of Directors of Laser Power Corporation (NASDAQ NMS: LPWR) to acquire, in a consensual transaction, all of Laser Power's outstanding stock. Under II-VI's proposal, each share of Laser Power stock will receive .052 shares of II-VI common stock and $2.32 in cash. Based on the closing market price of II-VI common stock on June 9, 2000, the value of this offer to Laser Power's stockholders is $4.45 per share. This represents a greater than 10% premium over the offer made by Union Miniere.

Under II-VI's proposal, Laser Power's stockholders would be guaranteed a "floor" of $4.05 per share. II-VI would pay this guaranteed price with a combination of cash and/or II-VI stock, at its election, if the volume weighted average trading price of II-VI common stock is less than $33.27 per share for the 20 trading days prior to the closing of the exchange offer. The offer also contains a ceiling of $5.00 per share.

II-VI also stated that it advised the Laser Power Board that its agreement with Laser Power would contain a provision to reimburse Laser Power $2.5 million in the event that a transaction with II-VI is not consummated under certain circumstances.

Fran Kramer, President and Chief Operating Officer of II-VI, said "This is a strong offer. It represents substantially greater value for Laser Power's stockholders than Union Miniere's current proposal with more than appropriate downside protection. Our transaction clearly is in the best interests of both Laser Power's and II-VI's stockholders."

If II-VI's offer is accepted by the Board of Directors of Laser Power, it would prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to:

(A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition, (C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) the proposed acquisition may not be consummated on the terms being offered or at all,
(2) cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com/

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